CUSIP No. 17462Q107	13D	page 1 of 11

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

    CITIZENS FIRST CORPORATION

(Name of Issuer)

    Common Stock, no par value

(Title of Class of Securities)

    17462Q107

(CUSIP Number)

    C. Bradford Harris

    Executive Vice President and

    Corporate General Counsel

    Porter Bancorp, Inc.

    2500 Eastpoint Parkway

    Louisville, Kentucky 40223

    (502) 499-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

R. James Straus

Frost Brown Todd LLC

400 West Market Street

32nd Floor

Louisville, Kentucky 40202

Telephone (502) 589-5400

    October 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 17462Q107	13D	(page 2 of 11)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Porter Bancorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 81,058
	8	SHARED VOTING POWER 311,603
	9	SOLE DISPOSITIVE POWER 81,059
	10	SHARED DISPOSITIVE POWER 311,608
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 17462Q107	13D	(page 3 of 11)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Maria L. Bouvette
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 392,661
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 392,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17462Q107	13D	(page 4 of 11)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. J. Chester Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 392,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 392,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17462Q107	13D	(page 5 of 11)

ITEM 1.	SECURITY AND ISSUER.

This Statement relates to the shares of common stock, no par value (“Common Stock”) of Citizens First Corporation, a Kentucky corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1065 Ashley Street, Bowling Green, Kentucky 42103.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D Statement is hereby filed jointly by Porter Bancorp, Inc., a Kentucky corporation (“PBIB”), J. Chester Porter (“Porter”) and Maria L. Bouvette (“Bouvette”) (collectively the “Reporting Persons”).

Exhibit 1 to this Statement is a written agreement between the Reporting Persons that authorizes the filing of this Statement on behalf of each of them.

(b) PBIB’s and Bouvette’s business address is 2500 Eastpoint Parkway, Louisville, Kentucky 40223. Porter’s business address is 162 South Buckman Street, Shepherdsville, Kentucky 40165.

(c) Porter is the Chairman of the Board and General Counsel of PBIB. Porter is also a partner in the law firm Porter and Associates. Bouvette is the President and Chief Executive Officer of PBIB. PBIB’s principal office is 2500 Eastpoint Parkway, Louisville, Kentucky 40223. The principal office of Porter and Associates is 162 South Buckman Street, Shepherdsville, Kentucky 40165.

(d-e) None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f) The Reporting Persons are United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of October 15, 2009, PBIB has entered into option agreements with shareholders of Issuer giving PBIB the right to purchase the 392,661 shares of Common Stock owned by those shareholders, representing 15.8% of the outstanding Common Stock, for $9.00 per share upon the satisfaction of certain conditions to closing. The following discussion is a summary of the material terms of the option agreement, the form of which is attached as Exhibit 2 to this Schedule.

CUSIP No. 17462Q107	13D	(page 6 of 11)

Purchase Price. PBIB has agreed to purchase all of each Seller’s Shares at a price of $9.00 per Share (the “Purchase Price”), reduced by any cash dividends declared and paid or payable to the Seller after the date of the option agreement (not including quarterly dividends up the amount of the last such dividend).

The Purchase Price will be adjusted if the Issuer declares a stock dividend or in the event of any other reorganization or recapitalization of the Issuer’s Shares after the date of the option agreement.

If during the term of the option agreement, PBIB offers to purchase Common Stock from other shareholders or enters into a definitive agreement to acquire the Issuer, and pursuant to such offer or agreement, PBIB has agreed to pay a higher price for the Common Stock than the Purchase Price or gives the other selling shareholders the choice of PBIB’s common stock, cash or some combination thereof as consideration, then the Sellers will receive the higher offered price for their Shares and PBIB will give the Sellers the same choice of consideration for their Shares.

If PBIB assigns its option to purchase a Seller’s Shares to a third party or, within 90 days of purchasing a Seller’s Shares, sells the Shares to a third party, PBIB has agreed to pay the Seller the difference, if any, between the Purchase Price and the consideration received by PBIB pursuant to such assignment or sale.

Conditions to Closing. The option agreement sets forth the conditions to PBIB’s obligation to purchase Shares from the Seller, which are as follows:

•

The agreement by PBIB (or PBIB affiliates), on terms and conditions substantially similar to those in the option agreement, giving PBIB and/or its affiliates the right to purchase no less than 51% of the Common Stock of the Issuer;

•

The truth of all representations and warranties of the Seller in all material respects, compliance by Seller with all agreements, covenants and conditions required by the option agreement, and Seller’s delivery of a certificate to PBIB to that effect at the closing;

•	PBIB must have been granted access to the books and records of the Issuer to perform all necessary due diligence, and PBIB must be satisfied with the results of its due diligence investigation;

•

PBIB must have obtained all required regulatory approvals and all other waivers, consents and approvals necessary to the purchase of the Shares. PBIB’s acquisition of the more than 5% of the outstanding Common Stock through the exercise of the options requires approval by the Federal Reserve and the Kentucky Department of Financial Institutions;

CUSIP No. 17462Q107	13D	(page 7 of 11)

•	The absence of a material adverse change in the financial circumstances of the Issuer;

•	The absence of pending or threatened litigation or government proceedings that might delay the transactions contemplated in the option agreement

Termination. An option agreement can be terminated at any time on the following terms:

•	The written consent of both PBIB and the Seller;

•

By either PBIB or the Seller if closing has not occurred on or before March 31, 2010, except that, if any of the conditions of Closing have not been satisfied by March 31, 2010, PBIB can extend the March 31, 2010 deadline for up to two consecutive periods of 60 days each upon written notice to the Seller;

•	By PBIB if PBIB is not satisfied with the results of its due diligence investigation;

•	By PBIB if any event occurs that would make it impossible to achieve any of the conditions to closing;

•

Automatically if, prior to the closing, PBIB enters into a definitive agreement with the Issuer to acquire (through acquisition, merger, share exchange or a similar transaction) all of the outstanding capital stock of the Issuer.

No Transfer of the Shares. The option agreement prohibits any Seller from (i) transferring any or all of the Seller’s Shares (or any interest in the Shares), (ii) entering into any agreement or other arrangement for the transfer of Shares, (iii) granting any proxy, power-of-attorney or other authorization or consent with respect to Shares, (iv) depositing any Shares into a voting trust or making any Share subject to any other voting agreement or arrangement, or (v) acting in any manner that would interfere with PBIB’s purchase of Shares under the option agreement.

Grant of Irrevocable Proxy and Appointment of Proxy. Under the option agreement, the Seller has agreed to irrevocably appoint PBIB as the Seller’s proxy and attorney-in-fact with respect to the Seller’s Shares, with full power to vote the Shares or give a consent or approval in respect of the Shares (at a meeting of the Issuer’s shareholders or by written action of the Issuer’s shareholders) (i) in favor of any transaction by which PBIB would acquire the Issuer and by which the Issuer’s shareholders would receive consideration per common share equal to or greater than the Purchase Price and (ii) against any action or agreement that would impede or otherwise interfere with or prevent any effort by PBIB to acquire the Issuer. In addition, Seller has agreed to revoke all proxies predating the option agreement, if any, attached to the Shares and represents that such proxies are revocable.

CUSIP No. 17462Q107	13D	(page 8 of 11)

ITEM 4.	PURPOSE OF TRANSACTION.

PBIB has entered into the option agreements for the purpose of influencing the board of directors of the Issuer. On various occasions during 2008 and 2009, shareholders of the Issuer have approached PBIB and its principals to inquire about PBIB’s interest in purchasing shares of the Issuer or in pursuing a business combination transaction with the Issuer.

In September 2009, Bouvette requested a meeting with the Issuer’s directors and executives regarding PBIB’s interest in a possible transaction with the Issuer. A meeting was scheduled but then canceled by the Issuer. On September 25, 2009, PBIB sent a letter to the board of directors stating that PBIB was interested in acquiring 100% of the outstanding capital stock of Issuer and engaging in discussions with Issuer for this purpose. In a letter to PBIB dated October 6, 2009, the Issuer’s Chairman of the Board and Chief Executive Officer responded that Issuer’s board of directors was not interested in pursuing discussions with PBIB. On October 14, 2009, PBIB entered into option agreements with shareholders of the Issuer who had earlier expressed their interest in selling their shares to PBIB.

As of the date of this filing, PBIB renewed its invitation to the Issuer’s board of directors to engage in discussions regarding a business combination transaction between PBIB and Issuer . PBIB has also engaged J.J.B. Hilliard, W.L. Lyons, LLC as its financial advisor in connection with transactions relating to the Issuer.

Pending a response from the Issuer’s board of directors, PBIB is evaluating various options with respect to its interest in the Issuer, including, but not limited to, the acquisition of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer, such as a merger or an exchange or tender offer, and similar actions. The options under consideration could involve or result in any of the following:

(a)	a change in the present board of directors or management of the Issuer;

(b)	a material change in the present capitalization or dividend policy of the Issuer;

(c)	a material change in the Issuer’s business or corporate structure;

(d)	causing Issuer’s common stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(e)	Issuer’s common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(f)	the sale or disposition of assets of the Issuer or its banking subsidiary, Citizens First Bank.

CUSIP No. 17462Q107	13D	(page 9 of 11)

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a-b) As of October 15, 2009, the Reporting Persons may be deemed to beneficially own 397,661 shares representing 19.7% of the Issuer’s outstanding Common Stock.

PBIB has held 31,000 shares of Issuer’s common stock and 22 shares of Issuer’s Cumulative Convertible Preferred Stock (‘Preferred Stock”) for more than the last 60 days. The Preferred Stock held by PBIB is currently convertible into 50,058 shares of Issuer’s common stock.

As of October 15, 2009, PBIB had entered into option agreements giving PBIB the right to purchase 311,603 shares, or 15.8% of the outstanding Common Stock, for $9.00 per share. PBIB may be deemed to share voting and investment power with respect to the shares subject to the option agreements, such power being subject to regulatory approval of the purchase.

As of the date of this filing, Porter owned 34.8% of the common stock of PBIB, its sole class of voting shares, and Bouvette owned 31.1% of the common stock of PBIB. By virtue of aggregate ownership of 65.8% of the common stock of PBIB, Porter and Bouvette have shared voting control of PBIB and may be deemed to share voting and investment power with respect to the Common Stock of the Issuer beneficially owned by PBIB.

Bouvette has also owned 5,000 shares of Common Stock individually for more than the last 60 days, with sole voting and investment power.

(c) See Items 3 and 5(a-b).

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

Porter and Bouvette have also each made testamentary arrangements which provide that if either of them dies, the other will retain voting control of the PBIB shares of the deceased person.

Except as described in the preceding paragraphs, and the remainder of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 17462Q107	13D	(page 10 of 11)

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit

1.	Joint Filing Agreement dated October 15, 2009 between PBIB, Porter and Bouvette.

2.	Form of Option Agreement between PBIB and certain shareholders of Issuer.

3.	PBIB Press Release dated October 15, 2009.

CUSIP No. 17462Q107	13D	(page 11 of 11)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: October 15, 2009

PORTER BANCORP, INC.

By	/S/ J. CHESTER PORTER
Name:	J. Chester Porter, Chairman of the Board and General Counsel

By	/S/ J. CHESTER PORTER
Name:	J. Chester Porter

By	/S/ MARIA L. BOUVETTE
Name:	Maria L. Bouvette